

18006628





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23699

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____1/1/2017____ AND ENDING___12/31/2017___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SECURITIES RESEARCH, INC.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

____3055 CARDINAL DRIVE____
                (No. and Street)

____VERO BEACH____   ____FL.____   ____32963____
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THADDEUS COOK   (772) 231-6689
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOROWITZ & ULLMANN, P.C.
          (Name – *if individual, state last, first, middle name*)

____275 MADISON AVENUE, SUITE 902____   **NEW YORK**   **NY**   **10016**
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __THADDEUS COOK_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__SECURITIES RESEARCH, INC._____ , as of __DECEMBER 31,_____ , 20 __17____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__PRESIDENT_____
Title

_____ 2/28/18
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES RESEARCH, INC.

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
of Securities Research, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Securities Research, Inc. ("the Company") as of December 31, 2017, the related statements of income, changes in shareholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information in Schedules number "1" through "4" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental

information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules number "1" through "4" is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

Baruch & Ullmann, P.C.

New York, NY
February 27, 2018

SECURITIES RESEARCH, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$ 442,629
Cash-restricted	125,000
Receivable from clearing broker	101,586
Prepaid expense and deposits	19,351
TOTAL CURRENT ASSETS	688,566

OTHER ASSETS
Securities owned, at fair value	1,345,514
TOTAL ASSETS	**$2,034,080**

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$ 18,222
Other current liability	1,846
TOTAL CURRENT LIABILITIES	20,068

SHAREHOLDERS' EQUITY
Capital Stock
Common share, no par value, authorized 100 shares; issued and outstanding 50 shares	500
Additional paid-in capital	1,040,466
Retained earnings	973,046
TOTAL SHAREHOLDERS' EQUITY	2,014,012
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$2,034,080**

See independent auditor's report and accompanying notes to financial statements.


SECURITIES RESEARCH, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017


REVENUES

Commissions	$1,185,566
Interest and dividends	368,239
Gain on investment securities	443,265
Total revenues	1,997,070

EXPENSES

Commission expense	557,992
Employee compensation	495,816
Employee benefits	189,977
Clearance charges	78,250
Occupancy	63,949
Payroll taxes	39,589
Professional fees	29,610
Telephone	25,553
Office supplies and expenses	18,551
Quotation services	16,645
Insurance	13,586
Payroll processing fee	11,005
Travel & entertainment	5,999
Advertising	1,278
Miscellaneous expenses	5,919
Total expenses	1,553,719

NET INCOME BEFORE PROVISION FOR INCOME TAX	443,351
PROVISION FOR INCOME TAX	-
NET INCOME	$ 443,351


See independent auditor's report and accompanying notes to financial statements.

4


CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 443,351
Adjustments to reconcile net income to net cash used for operating activities:	
Gain on investment securities	(443,265)
Changes in assets and liabilities:	
Increase in receivable from clearing broker	(23,369)
Increase in prepaid expense and deposits	(575)
Decrease in accounts payable and accrued expenses	(38,918)
Total adjustments	(506,127)
NET DECREASE IN CASH	(62,776)
CASH AND CASH EQUIVALENTS – Beginning of year	505,405
CASH AND CASH EQUIVALENTS –End of year	$ 442,629

See independent auditor's report and accompanying notes to financial statements.

SECURITIES RESEARCH, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMER 31, 2017

	Common Stock No Par	Additional Paid-in Capital	Retained Earnings	Total
Balances January 1, 2017	$500	$1,040,466	$529,695	$1,570,661
Net income	-	-	443,351	443,351
Balances December 31, 2017	$500	$1,040,466	$973,046	$2,014,012

SECURITIES RESEARCH, INC.
NOTES TO FINANCIAL STATEMENTS

1. Organization and Nature of Business

Securities Research, Inc., (the Company) was incorporated on October 16, 1978, under the laws of the State of Florida. The Company is a wholly-owned subsidiary of JATS Corporation, (The Parent Company), of Lake Charles, LA. The Company is a broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The home office is in Vero Beach, Florida. The Company also has other offices in Florida, and Virginia.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment advisory services.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value based on the closing prices as listed on the securities exchange on the last business day of each month. The resulting difference between cost and market is included in income as unrealized gain or loss.

Collateralized Agreements
The Company does not engage in transactions involving securities purchased under agreements to resell or securities sold under agreement to repurchase.

Revenue Recognition
Customer's securities transactions are reported on a settlement-date basis with the related commission income and clearing expenses reported on a trade-date basis as securities transactions occur. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

Advertising
The Company charges the cost of media advertising to operations in the period when the expense is incurred.

2. **Summary of Significant Accounting Policies** (Continued)

Subsequent Events
Management has evaluated subsequent events through February 27, 2018, the date which the financial statements were available to be issued.

Accrued Commission Receivable
The Company records accrued commission receivable for trading commissions earned but not received as of December 31, 2017. It has not recorded any provision for doubtful accounts because management believes that the accrued commission receivable will be fully collected.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, "Income Taxes." Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

3. **Valuation of Securities**

The Company adopted ASC topic 820, "Fair Value Measurements and Disclosures", which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

3. **Fair Value Measurements** (Continued)

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management's estimates or assumptions that market participants would use in pricing the asset or liability.

The Company's investment in marketable securities consists entirely of Level 1 securities utilizing valuation techniques consisting exclusively of quoted market prices.

4. **Cash-Restricted**

Cash of $125,000 has been segregated in a special deposit account with the clearing broker for the benefit of customers under agreement with the clearing broker.

5. **Concentration of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

6. **Commitments and Contingent Liabilities**

The Company has obligations under operating leases for its offices with noncancelable terms of one year.

7. **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $250,000 or 6 2/3% of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2017, the Company's net capital exceeds such capital requirements by $1,440,620 and the ratio of aggregate indebtedness to net capital is .0108 to 1.

8. **Income Taxes**

The Company is included in the consolidated federal income tax return filed by its Parent. The Company files its own state income tax returns. It has a net operating loss carryover to the current year of $143,000 and the parent has a net operating loss carryover of $1,188,000. The Company's separate current and deferred tax liabilities have been computed with the utilization of the parent's net operating loss. The tax benefit of the utilized net operating loss fully offsets the separate company liability. Accordingly, the Company has not recorded any current or deferred provision for income taxes. The Company and the parent have an agreement that does not require the Company to reimburse the parent for the utilization of its net operating loss.

Accounting principles generally accepted in the United States of America require the Board of Directors to evaluate tax positions taken by the Company and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Board of Directors has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2017, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Board of Directors believes it is no longer subject to income tax examinations for years prior to 2014.

9. **401(k) Savings Plan**

The Company maintains a 401(k) savings plan (the Plan). Substantially all employees of the Company who are scheduled to work at least 1,000 hours during each year of employment are eligible to participate in the Plan. Employees can make elective deferrals of their compensation on a pretax basis subject to certain limits. For the year ended December 31, 2017 the Company did not make a contribution to the plan.

SECURITIES RESEARCH, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2017

Schedule "1"

SHAREHOLDERS' EQUITY PER STATEMENT OF FINANCIAL CONDITION	$2,014,012
Less: Non-allowable assets: Prepaid expenses	19,351
TENTATIVE NET CAPITAL	1,994,661
Capital charge on investment securities	201,827
Capital charge on undue concentration	102,790
NET CAPITAL	1,690,044
AGGREGATE INDEBTEDNESS Accounts payable and accrued expenses	$ 18,222
MINIMUM CAPITAL REQUIRED The greater of $250,000 or 6 2/3% of aggregate indebtedness	$ 250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$1,440,044
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0108 to 1

See independent auditor's report and accompanying notes to financial statements.

SECURITIES RESEARCH, INC.
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
DECEMBER 31, 2017

Schedule "2"

Net Capital, per Form X-17a-5 as of December 31, 2017, unaudited	$1,690,044
Audit adjustments	-
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	$1,690,044

See independent auditor's report and accompanying notes to financial statements.

SECURITIES RESEARCH, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2017

Schedule "3"

The Company was exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) under the Securities and Exchange Act of 1934 for the year ended December 31, 2017.

See independent auditor's report and accompanying notes to financial statements.

13

Schedule "4"

The Company was exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) under the Securities and Exchange Act of 1934 for the year ended December 31, 2017.

See independent auditor's report and accompanying notes to financial statements.

14

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FOR EXEMPTION REPORT UNDER RULE 15C3-3

The Board of Directors and Shareholders
of Securities Research, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Securities Research, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which Securities Research, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provision") and (2) the Company stated that Securities Research, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Horowitz & Ullmann, P.C.

New York, NY
February 27, 2018

SECURITIES RESEARCH, INC.
EXEMPTION REPORT PURSUANT TO RULE 15C3-3
YEAR ENDED DECEMBER 31, 2017

Securities Research, Inc., (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the fiscal year ended December 31, 2017 without exception.

Securities Research, Inc.

I, Thaddeus Cook, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President
February 27, 2018

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Shareholders
of Securities Research, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Securities Research, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2017, with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Horowitz & Ullmann, P.C.

New York, NY
February 27, 2018

SECURITIES RESEARCH, INC.
SUPPLEMENTAL REPORT – SIPC SCHEDULE OF
ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2017

Total revenue, per Form X-17a-5	$1,997,070
Audit adjustments	-
Total revenue	1,997,070
Deductions:	
Net gain from investment securities	467,665
Commissions, floor brokerage and clearance paid to other brokers	
and dealers in connection with securities transactions	78,250
Margin interest (40%) earned on customer accounts	70,471
Total revenue, subject to assessment	1,380,684
Computation of assessment:	
For the year ended December 31, 2017 @.0015	$ 2,071
Less: Payments	
July 2017	1,164
Balance Due	$ 907

SECURITIES RESEARCH, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2017